No. 811-05789


                    APPLICATION FOR DEREGISTRATION OF CERTAIN
                         REGISTERED INVESTMENT COMPANIES

                         Pursuant to Section 8(f) of the
                         Investment Company Act of 1940


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8F


               Allstate Life of New York Variable Annuity Account



I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ X ]    Merger

         [  ]     Liquidation

         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [  ]     Election of status as a Business Development Company (Note:
                  Business Development Companies answer only questions 1 through 10 of the form and complete verification at the end of the form.)

 2. Name of fund: Allstate Life of New York Variable Annuity Account

 3. Securities and Exchange Commission File No.: 811-05789

 4. Is this an initial Form N-8F or an amendment to a previously filed Form
    N-8F?

         [X] Initial Application          [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

                       100 Motor Parkway
                       Hauppauge, NY 11788


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Beth Brown
                  Allstate Life Insurance Company of New York
                  3100 Sanders Road, Suite J5B
                  Northbrook, IL 60062
                  (847) 402-7855

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3 la- 1 and 31 a-2 under the Act [ 17 CFR 270.3 la-1, .3 la-2]:

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

                  Michael J. Velotta
                  Vice President, General Counsel and Secretary
                  Allstate Life Insurance Company of New York
                  3100 Sanders Road, Suite J5B
                  Northbrook, IL 60062
                  (847) 402-2400

 8. Classification of fund (check only one):

         [ ]      Management company,

         [X]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one): Not Applicable

                  Open-end []       Closed-end []

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  State of New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Not applicable

 12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         The Depositor entered into a Distribution Agreement with Morgan Stanley DW, Inc., whereby Morgan Stanley DW served as the principal underwriter. The principal business address of Morgan Stanley DW is 1585 Broadway, New York, NY 10019.


13. If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

                       Allstate Life Insurance Company of New York
                       100 Motor Parkway
                       Hauppauge, NY 11788

         (b) Trustee's name(s) and address(es):

                         Not applicable

 14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         []Yes    [X]No

         If Yes, for each UIT state:
                  Name(s):

                  FileNo.: 811

                  Business Address:

 15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]Yes   []No

                  If Yes, state the date on which the board vote took place:

                  March 26, 2004

                  If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  []Yes     [X]No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain:

                    This merger involves the combination of variable annuity separate accounts sharing the same Depositor. Except for the change in the separate account funding the variable annuity contracts, the rights and benefits of the contract owners were not changed by the merger of separate accounts. Immediately following the merger, variable annuity contract owners possessed the same number of units (both full and fractional) that, when multiplied by the unit value of the surviving separate account resulted in an aggregate unit value equal to the aggregate unit value of the units the contract owner had in the respective separate account immediately before the consummation of the merger. Following the merger, the Depositor distributed to each contract owner: (a) a variable annuity contract rider (filed with the appropriate state insurance department) indicating that such contracts are thereafter funded by the surviving separate account; (b) a letter informing such contract owners of the merger; and (c) a current prospectus that reflected the surviving separate account as the separate account funding the contracts. The merger was also the subject of an Order of Exemptive Relief issued April 27, 2004 (No. 26437, pursuant to Section 17(b) of the Investment Company Act of 1940 (the "1940 Act") granting exemptions from the provisions of Section 17(a) of the 1940 Act.


 II.     Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         []Yes    [X]No

        (a) If Yes, list the date(s) on which the fund made those distributions:

        (b) Were the distributions made on the basis of net assets?

                  []Yes    []No

        (c) Were the distributions made pro rata based on share ownership?

                  []Yes    []No

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  Not applicable

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  []Yes    [X]No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

         Has the fund issued senior securities?

         []Yes    []No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

 18. Has the fund distributed all of its assets to the fund's shareholders?

         []Yes    [X]No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

                  None

         (b) Describe the relationship of each remaining shareholder to the fund:

                  Not applicable

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         []Yes    [X]No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         []Yes    [X]No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date thisform is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

          []Yes   []No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
certificates if the fund is a face-amount certificate company) or any other liabilities?

         []Yes    [X]No

         If Yes,
         (a) Describe the type and amount of each debt or other liability

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

                  (i) Legal expenses: $1000

                  (ii) Accounting expenses: $500

                  (iii) Other expenses (list and identify separately): $0

                  (iv) Total expenses (sum of lines (i)-(iii) above): $1500

    (b) How were those expenses allocated?

                   Those expenses were allocated to the depositor.

    (c) Who paid those expenses?

                   Those expenses were paid by the depositor through its normal operating expenses.

         (e) How did the fund pay for unamortized expenses (if any)?

                  Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [X]Yes   []No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

         As explained in Item 15(b), the merger was the subject of an Order of Exemptive Relief issued April 27, 2004 (Release No. 26437, pursuant to
         Section 17(b) of the Investment Company Act of 1940, granting exemptions from the provisions of Section 17(a) of the Investment Company Act.

 V.      Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

         []Yes    [X]No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [] Yes   [X]No

         If Yes, describe the nature and extent of those activities:

 VI.     Mergers Only

 26. (a) State the name of the fund surviving the Merger:

                  Allstate Life of New York Separate Account A

     (b) State the Investment Company Act file number of the fund surviving the Merger:

                 811-07467

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

               The depositor board resolution authorizing the merger was filed as an exhibit to the initial Form N-4 Registration for all variable annuity contracts subject to the merger. (See e.g. Form N-4 Registration Statement, filing dated April 20, 2004 (File No. 333-114624)). No separate merger or reorganization agreement was created because the separate account subject to the merger share the same depositor. As explained in the response to Item 15(b), the merger did not change the agggregate unit value held by any contract owner nor did it change the rights or benefits of the variable annuity contracts.

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Allstate Life of New York Variable Annuity Account ("Registrant"); (ii) he is the Vice President, General Counsel and Secretary of Allstate Life Insurance Company of New York ("Depositor"); and (iii) all actions by Depositor of the Registrant, shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                       By:  /s/Michael J. Velotta
                            -------------------------------
                            Michael J. Velotta
                            Vice President, General Counsel and Secretary Allstate Life Insurance Company of New York